

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 8, 2015

Via E-mail
Mr. Edmund Hen
Chief Financial Officer
China Ceramics Co., Ltd
Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Re: China Ceramics Co., Ltd
Registration Statement on Form F-3
Filed August 21, 2015
File No. 333-206516

Dear Mr. Hen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. Please obtain and file a revised legality opinion that opines on whether the debt securities will be a binding obligation of the registrant under the law of the jurisdiction governing the indenture agreement. We note that the form of indenture agreement filed as Exhibit 4.5 indicates that the indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York. For guidance, please refer to Section II.B.1.f. of Staff Legal Bulletin 19.

2. Please obtain and file a revised legality opinion that opines whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551- 3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and
                                        Construction

cc: Ralph V. De Martino (*via e-mail*)
    Schiff Hardin LLP